ARKHAUS

ARKHAUS Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ARKHAUS Inc. Management

We have reviewed the accompanying financial statements of ArkHAUS Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter..

RNB Capital LLC
Tamarac, FL
November 21, 2025

ARKHAUS INC.
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	67,341	28,542
Prepaid Expenses and Other Current Assets		134,460	1,500
Total Current Assets		201,801	30,042
Non-Current Assets:			
Fixed Assets, net	$	6,275,039	4,341,928
Intangible Assets - Crypto Assets		-	20,518
Other Non-Current Assets		9,500	9,500
Total Non-Current Assets		6,284,539	4,371,946
TOTAL ASSETS	$	6,486,340	4,401,988
LIABILITIES AND EQUITY			
Current Liabilities:			
Account Payable	$	381,215	88,375
Accrued Expenses		648,724	95,977
Advances from related party		130,057	87,425
Deferred Revenue		456,922	440,422
Loan Payables - Current		438,438	-
Total Current Liabilities	$	2,055,356	712,199
Non-Current Liabilities:			
Convertible Notes	$	600,000	100,000
Loan Payables - Non-Current		5,474,786	3,914,811
Total Non-Current Liabilities	$	6,074,786	4,014,811
TOTAL LIABILITIES		8,130,142	4,727,010
EQUITY			
Common Stock	$	96	96
Preferred Stock		2	2
Additional Paid-In Capital		209,688	209,688
Additional Paid-In Capital - Warrants		51,886	7,180
SAFE Notes		2,087,456	1,177,456
Accumulated Deficit		(3,992,930)	(1,719,444)
TOTAL EQUITY	$	(1,643,802)	(325,022)
TOTAL LIABILITIES AND EQUITY	$	6,486,340	4,401,988

See Accompanying Notes to these Unaudited Financial Statements

ARKHAUS INC.
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues	$	44,610	4,700
Cost of Goods Sold		(9,403)	-
Gross Profit	$	35,207	4,700
Operating Expenses			
Payroll Expense	$	578,046	-
Professional Fees		358,541	236,413
Vessel Expense		182,579	14,827
Advertising expense		123,989	171,677
General and Administrative		443,126	354,709
Depreciation Expense		45,662	1,171
Amortization Expense		6,899	2,012
Total Operating Expenses		**1,738,842**	**780,809**
Total Loss from Operations	$	**(1,703,635)**	**(776,109)**
Other Income (Expense)			
Gain on Sale of Cryptocurrency	$	13,075	-
Other Income		4,506	-
Interest Expense		(577,409)	(147,993)
Other Expense		(10,023)	(1,812)
Impairment of Cryptocurrency		-	-
Total Other Income (Expense)		**(569,851)**	**(149,805)**
Net Income (Loss)	**$**	**(2,273,486)**	**(925,914)**

See Accompanying Notes to these Unaudited Financial Statements

ARKHAUS INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock						
	# of Shares	$ Amount	# of Shares	$ Amount	Additional Paid-In Capital	SAFE Notes	Additional Paid-In Capital - Warrants	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/23	9,764,267	96	156,667	2	212,778	551,256	313	(793,530)	(29,085)
Additional Paid-in Capital	-	-	-	-	(3,090)	626,200	6,867	-	629,977
Net income (loss)	-	-	-	-	-	-	-	(925,914)	(925,914)
Ending balance at 12/31/23	9,764,267	96	156,667	2	209,688	1,177,456	7,180	(1,719,444)	(325,022)
Additional Paid-in Capital	-	-	-	-	-	910,000	44,706	-	954,706
Net income (loss)	-	-	-	-	-	-	-	(2,273,486)	(2,273,486)
Ending balance at 12/31/24	9,764,267	96	156,667	2	209,688	2,087,456	51,886	(3,992,930)	(1,643,802)

See Accompanying Notes to these Unaudited Financial Statements

ARKHAUS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,273,486)	(925,914)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Gain on Sale of Cryptocurrency		(13,075)	-
Depreciation Expense		45,662	1,171
Amortization Expense		6,899	2,012
Prepaid Expenses and Other Current Assets		(132,960)	(1,500)
Other Non-Current Assets		-	(9,500)
Account Payable		292,840	(31,314)
Deferred Revenue		16,500	234,374
Accrued Expenses		552,747	73,039
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		768,613	268,282
Net Cash provided by (used in) Operating Activities	$	(1,504,873)	(657,632)
INVESTING ACTIVITIES			
Fixed Assets, net	$	(1,978,773)	(3,740,399)
Intangible Assets - Crypto Assets		33,593	32,708
Net Cash provided by (used in) Investing Activities	$	(1,945,180)	(3,707,691)
FINANCING ACTIVITIES			
Advances from related party	$	42,632	(21,691)
Loan Payables		1,991,514	3,662,799
Convertible Notes		500,000	100,000
Additional Paid-In Capital		-	(3,090)
SAFE Notes		910,000	626,200
Additional Paid-In Capital - Warrants		44,706	6,867
Net Cash provided by (used in) Financing Activities	$	3,488,852	4,371,085
Cash at the beginning of period		28,542	22,780
Net Cash increase (decrease) for period	$	38,799	5,762
Cash at end of period	$	67,341	28,542

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ARKHAUS Inc. ("the Company") was incorporated in the State of Delaware on November 16, 2021. The Company was initially created by Saintly Corporation, under the business line of CSTM HAUS, a multifaceted hospitality business offering coworking, event space and private lounge memberships. The Company is a lifestyle membership club on the water, launching in Miami in 2025 with plans for global expansion. It plans to generate revenue through its membership offerings and related services. Based in Miami, Florida, the Company currently serves customers within the local market but is actively planning to expand its presence to major cities worldwide.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

On May 10, 2024, the Company established two wholly-owned subsidiaries, Arkhaus Club Inc. and E-lixr Inc., both incorporated in Delaware. Arkhaus Club Inc. was formed to manage all membership and club-related activities, while E-lixr Inc. was created to develop and operate a global, all-electric water rideshare network.

As part of a corporate restructuring, the Company transferred certain assets and related liabilities to Arkhaus Club Inc. and E-lixr Inc. These transfers were executed at carrying value and did not affect the Company's consolidated net assets.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. As of December 31, 2023, the financial statements reflect the Company's financial position as a standalone entity. Beginning May 10, 2024, the financial results of Arkhaus Club Inc. and E-lixr Inc. are included in the consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $67,341 and $28,542 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

Construction in progress

As of December 31, 2024 and 2023, the Company recorded construction in progress of $ 4,425,401 and $4,062,100 respectively. These amounts represent capitalized costs for the construction and development of five livable yachts expected to be used in the operations of the Company, including expenditures for design, engineering, and other directly attributable costs necessary to prepare the asset for its intended use. In accordance with U.S. GAAP, these assets are not depreciated while still under construction and are classified as a component of property and equipment. Upon completion and readiness for intended use, the capitalized costs will be reclassified to the appropriate fixed asset category and depreciated over the asset's estimated useful life. The Company assesses construction in progress for indicators of impairment in accordance with ASC 360, *Property, Plant, and Equipment*, and determined that no such indicators were present as of either reporting date.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Arkup Vessel	25	1,226,404	-
Axopar Vessels	10	578,449	280,999
Furniture	5	48,533	-
Appliances	5	23,881	-

Upgrades	3-10	9,815	-
Flooring	5	9,389	-
Construction in Progress	-	4,425,401	4,062,100
Less Accumulated Depreciation		(46,833)	(1,171)
Totals		6,275,039	4,341,928

Intangible Assets - Digital Assets

Under U.S. Generally Accepted Accounting Principles (GAAP), digital assets such as cryptocurrencies are generally accounted for as intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. Prior to the issuance of ASU 2023-08, these assets were recorded at cost and tested for impairment. ASU 2023-08, issued in December 2023, requires qualifying crypto assets to be measured at fair value, with changes in fair value recognized in net income. The guidance is effective for fiscal years beginning after December 15, 2024.

The Company previously accounted for its digital assets under the ASC 350 cost and impairment model. However, all such assets were sold during 2024. Accordingly, the Company held no digital assets as of December 31, 2024, and the new standard was not applicable as of that date.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from three primary sources: membership sales, event hosting, and vessel charter services.

Membership Revenue

The Company pre-sells memberships for a members-only club. Revenue recognition will begin once the Company receives its first commercial vessels and commences delivering the related member benefits. At that time, membership revenue will be recognized on a straight-line basis over the membership period. Payments are generally collected at the time of enrollment. The Company's primary performance obligation is to provide exclusive access to club amenities, services, and experiences throughout the membership term.

Event Revenue

The Company also generates revenue from hosting events, primarily through ticket sales. Payments are generally collected at the time of purchase or upon initiation of services. The Company's primary performance obligation is to organize and deliver event-related services to paying participants. Payments are processed through third-party platforms such as Square, Stripe, and Eventbrite. These amounts are typically received shortly after the event concludes.

Charter Revenue

The Company generates additional revenue through vessel charter services, whereby individuals or companies rent vessels for a specified period. Payments are generally collected in advance and in full by the date of the charter. For bookings made in advance, a 50% deposit is typically required at the time of booking, with the remaining balance due prior to the charter date. The Company's primary performance obligation is to provide access to and use of the chartered vessel, along with any related services, for the agreed-upon duration.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of management fees, insurance and other miscellaneous expenses.

Equity Based Compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2024 and 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	**Number Outstanding**	**Expiration Date**
0.01	31,333	2027
0.00001	3,503	2033
0.00001	22,810	2034
	57,646	

A summary of the warrant activity for the years ended December 31, 2024 and 2023 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2023	31,333	0	4
Granted	3,503	0	9
Outstanding at December 31, 2023	34,836	0	5
Granted	22,810	0	9
Outstanding at December 31, 2024	57,646	0	6

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	-	210,285
Depreciation (difference in methods/timing)	5,006	(1,551)
Other Temporary Differences	23,574	(76)
Gross Deferred Tax Asset	**28,580**	**208,657**
Less: Valuation Allowance	(28,580)	(208,658)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024, the Company did not have any federal or state net operating loss carryforwards. As of December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $793,529. Federal NOLs generated after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation in accordance with current tax law. Utilization of federal and state NOL carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	28,580	208,658
Valuation Allowance	(28,580)	(208,658)
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2024	**2023**
Federal	-	-
State	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(477,432)	21.00%	(194,442)	21.00%
State taxes, net of federal benefit	(125,042)	5.50%	(50,925)	5.50%
Permanent differences	-	0.00%	2,766	-0.30%
Change in Valuation Allowance	602,474	-26.50%	242,601	-26.20%
Total Income Tax Expense (benefit)	-	-	-	-

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

The Company received advances from Saintly Corp, a company affiliated with founder and Chief Executive Officer, Sam Payrovi, which were used to cover the Company’s operating expenses over the past two years. These advances amounted to $238,232 and $357,867 for 2024 and 2023, respectively. See Note 5.

The Company uses the home of its founders, Chief Executive Officer Sam Payrovi and Chief Experience Officer Nathalie Paiva, as its headquarters in a month-to-month arrangement. The Company reimburses the individuals in accordance with their mutually agreed terms.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In 2023 and 2022, the Company entered into a Yacht Construction and Sale Agreement with Arkup Sales LLC to purchase two (2) recreational vessels and four (4) commercial vessels in accordance with the agreed plans and specifications. As of December 31, 2024, one recreational vessel had been delivered, while the second recreational vessel and the four commercial vessels remained under construction. The Company recorded these as construction in progress within fixed assets and will begin depreciation once the vessels are placed in service.

NOTE 5 – LIABILITIES AND DEBT

Advances from Related Party: The Company received advances from Saintly Corp, a company affiliated with founder and Chief Executive Officer, Sam Payrovi, which were used to cover the Company’s operating expenses over the past two years. These advances amounted to $238,232 and $357,867 for 2024 and 2023, respectively. The advances are non-interest-bearing and due on demand. As of December 31, 2024 and 2023, the outstanding balances were $130,057 and $87,425, respectively. See Note 3.

Loans Payable

During 2022 and 2024, the Company obtained loans from third parties with total principal borrowings amounting to $541,380. These loans bear fixed interest rates ranging from 10% to 15% per annum, payable based on the terms of each respective agreement. The loans have varying maturity dates, with repayment periods extending from 2025 to 2049. As of December 31, 2024 and 2023, the outstanding balances were $541,380 and $250,000, respectively.

In September 2023, the Company entered into a loan agreement with the Small Business Administration (SBA) providing a total borrowing capacity of $5,000,000 to fund eligible business purposes, including the purchase of Arkup vessels, delivery fees, and closing costs. Loan origination costs totaling $172,472 were capitalized and are being amortized over the term of the loan. These deferred financing costs are presented as a direct deduction

from the related loan balance on the Balance Sheet. The loan is personally guaranteed by Sam Payrovi, Nathalie Paiva, and Steven Andres. The loan has a maturity of 300 months and bears interest at a rate equal to the Prime rate plus 2.5%. As of December 31, 2024 and 2023, the outstanding loan balance, net of deferred financing costs, was $4,755,838 and $3,374,811, respectively.

In October 2023, the Company entered into a $300,000 **secured** promissory note agreement with a third party. The note bears interest at a fixed annual rate of 10% and matures in May 2025. It is secured by a specific fixed asset that was acquired subsequent to the issuance of the note. The Company drew a principal amount of $290,000 under this facility. As of December 31, 2024 and 2023, the outstanding balance of the loan was $232,827 and $290,000, respectively.

In 2024, the Company entered into a $400,000 **unsecured** promissory note agreement with a third party. The note bears interest at a fixed annual rate of 17%. The note is set to mature in 2027. As of December 31, 2024, the outstanding balance of the loan was $383,179.

Convertible Notes: During 2023 and 2024, the Company issued **convertible** promissory notes totaling $600,000. The notes bear interest at rates ranging from 7.5% to 10% per annum, calculated on a simple interest basis on the outstanding principal. The notes mature in 2026, unless converted into equity prior to maturity pursuant to the terms of the agreements. The conversion terms allow the holders to convert the outstanding principal and accrued interest into equity of the Company at a predetermined conversion price or upon the occurrence of a qualified financing event. As of December 31, 2024 and 2023, the outstanding balances were $600,000 and $100,000, respectively.

Debt Summary

				For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Third-Party Loan	541,380	10%-15%	2025-2049	205,611	335,769	541,380	-	250,000	250,000
SBA Loan	5,000,000	Prime + 2.5%	2048	-	4,755,838	4,755,838	-	3,374,811	3,374,811
Secured Promissory Note	300,000	10%	2025	232,827	-	232,827	-	290,000	290,000
Convertible Loan	600,000	7.5% - 10%	2026	-	600,000	600,000	-	100,000	100,000
Unsecured Promissory Note	400,000	17%	2027	-	383,179	383,179	-	-	-
Advances from Related Party	357,867	0%	On Demand	130,057	-	130,057	87,425	-	87,425
Total				568,495	6,074,786	6,643,281	87,425	4,014,811	4,102,236

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	438,438
2026	600,000
2027	468,948
2028	-
2029	-
Thereafter	5,005,838

NOTE 6 – EQUITY

The Company has authorized 15,061,055 common shares with a par value of $0.00001 per share. 9,764,267 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,061,055 preferred shares with a par value of $0.00001 per share, of which 188,000 shares are designated as Series Seed Preferred Stock, 342,465 shares are Series Sees-1 Preferred Stock and 2,283,214 shares are Series Seed-2 Preferred Stock. 156,667 Series Seed Preferred Stocks were issued and outstanding as of 2024 and 2023.

Voting: Preferred Stock shall be non-voting, unless voting rights are required by applicable law.

Dividends: The corporation shall declare all dividends pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the corporation nor any o its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Liquidation preference: In the event of any voluntary liquidation or involuntary liquidation, dissolution, or winding up of the corporation or any deemed liquidation event, before any payment shall be made to the holders

of Common Stock by reason of their ownership, the holders of shares of Preferred Stock then outstanding must be paid of out the funds and assets available for distribution to its stockholders.

Simple Agreements for Future Equity (SAFE)

During 2024 and 2023, the Company entered into SAFE agreements (Simple Agreements for Future Equity) with third parties. These instruments have no maturity date, bear no interest, and entitle investors to future equity upon a qualified financing or change of control event. All SAFEs, including CrowdSAFE instruments issued in prior years, contain similar terms and are subject to pre- or post-money valuation caps ranging from $10M to $25M. The total outstanding balance of all SAFE and CrowdSAFE instruments was $2,087,456 and $1,177,456 as of December 31, 2024 and 2023, respectively. As of December 31, 2024, all such instruments remained outstanding and unconverted.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 21, 2025, the date these financial statements were available to be issued.

On January 1, 2025, the total interest rate on the Company's SBA loan was reduced from 10.5% to 10%. The loan continues to bear interest at a rate equal to the Prime Rate plus 2.5%.

On May 12, 2025, the court-approved acquisition of the assets of Arkup, LLC and Arkup Sales, LLC by the Company was finalized through an executed Bill of Sale and Assignment of Intellectual Property. The total purchase price for the acquired assets was $525,000. The sale transferred all tangible and intangible assets, including intellectual property, engineering plans for the Arkup 50 and Arkup 75 vessels, and extensive business data. This acquisition positions the Company to leverage these assets in its operations and further its strategic objectives.